Exhibit 99.24

Mercer Park Brand Acquisition Corp. Announces Appointment of New Director

TORONTO, October 21, 2020 - MERCER PARK BRAND ACQUISITION CORP. (“Mercer” or the “Company”) is pleased to announce that Charles Miles has been appointed to the board of directors of the Company. Mr. Miles previously served on the Company’s board of directors prior the Company’s annual general meeting of class B shareholders held on October 14, 2020.

Mr. Miles is a Managing Director at Recapture Partners. Prior to that, he held roles with Bloomberg LLP as an equity option trader, Deutsche Bank as a volatility arbitrage hedge fund portfolio manager and Managing Director and Del Mar Asset Management as a portfolio manager.

The following individuals are now directors of the Company:

1.	Jonathan Sandelman
2.	Lawrence Hackett
3.	Andrew Smith
4.	Charles Miles

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting a Qualifying Transaction.

FOR FURTHER INFORMATION PLEASE CONTACT: Cody Slach & Sean Mansouri Gateway Investor Relations (949) 574-3860 or BRND@gatewayir.com